Exhibit 12
HCC Insurance Holdings, Inc. and Subsidiaries
Statement of Ratio of Earnings to Fixed Charges
(unaudited, in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2010	2009	2010	2009
Interest factor of rent expense (1)	$4,045	$3,982	$1,381	$1,341
Interest expense	15,907	11,816	5,280	3,549
Capitalized interest	—	51	—	—

Total fixed charges	$19,952	$15,849	$6,661	$4,890

Earnings before income tax expense	$354,790	$393,048	$132,012	$137,041
Interest factor of rent expense (1)	4,045	3,982	1,381	1,341
Interest expense	15,907	11,816	5,280	3,549

Earnings per calculation	$374,742	$408,846	$138,673	$141,931

Ratio of earnings to fixed charges (2)	18.78	25.80	20.82	29.02

(1)	Estimated to be 33% of total rent expense.

(2)	Earnings per calculation divided by total fixed charges.